Wells Fargo Securities, LLC

375 Park Avenue

New York, NY 10152

VIA EDGAR

June 21, 2013

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. John Grzewkiewicz

Re: Principal Real Estate Income Fund (the “Fund”)
(File Nos. 333-183789 and 811-22742)

Dear Mr. Grzewkiewicz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on May 29, 2013 and the Preliminary Prospectus dated May 29, 2013 began on May 29, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on June 25, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 50,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 11 a.m. on Tuesday, June 25, 2013, or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Amit Jain
	Name:	Amit Jain
	Title:	Director